Attitude Drinks Incorporated

712 U.S. Highway 1, Suite #200

North Palm Beach, Florida 33408

October 6, 2014

Brian V. McAllister	VIA EDGAR
Staff Accountant	CORRESPONDENCE

Office of Beverages, Apparel and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Attitude Drinks Incorporated

Amendment No. 1 to Form 8-K

Filed August 21, 2014

File No. 000-52904

Dear Mr. McAllister:

This letter sets forth the response of Attitude Drinks Incorporated (“Attitude” or the “Company”) to the Staff’s comment letter dated August 25, 2014. If the response below satisfactorily address the comments, we will move forward to complete Amendment 1 for the Form 8-K that was previously filed on August 21, 2014.

Comment Letter Dated August 25, 2014

Form 8-K filed on August 21, 2014

Item 4.01 Change in Registrant’s Certifying Accountants

1. In the third paragraph you disclose that there were no disagreements with your former auditor, Thomas Howell Ferguson, P.A. (THF) in connection with their audits for the years ended March 31, 2013 and 2012 and through the interim periods ended December 31, 2013. Please review your disclosure to clarify whether there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure through the most recent subsequent interim period preceding the dismissal. See Item 304(a)(1)(iv) of Regulations S-K.

Response: We believe your concerns, both 1 and 2, will be answered once we file the letter from our previous auditing firm (THF) which was not sent to us in time for the filing of the Form 8-K that was filed on August 21, 2014. We will include the THF letter which will be filed as Exhibit 16.1(a) (which is incorporated by reference herein) to this Current Report on Form 8-K/A. We believe our previous disclosure language meets the requirements of Item 304(a)(1)(iv) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits

Exhibit 16.1

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2. We note that you provided a letter from John Scrudato CPA, the successor accountant, stating whether he agrees with the statements made by you in response to this Item 304(a). Please tell us how you complied with the requirement to provide a letter from your former accountant, THF, stating whether the former accountant agrees with the statements made by you. See Item 304(a)(3) of Regulations S-X. If you conclude you have not complied please amend your Form 8-8 to provide a letter from your former accountant

Response: As noted in our above response to number 1, the previous auditing firm, THF, did not send their letter in time for the filing of Form 8-K on August 21, 2014. We will include the THF letter which will be filed as Exhibit 16.1(a) (which is incorporated by reference herein) to this Current Report on Form 8-K/A.

We will file the Form 8-K/A during the week ended October 10, 2014 to include all needed changes and exhibits.

We also acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any more questions or require any further information, please call the undersigned at 561-227-2727 or email me at tommy@attitudedrinks.com.

Attitude Drinks Incorporated

By: /s/ Tommy E. Kee

Name: Tommy E. Kee

Title: Chief Financial Officer and Principal Accounting Officer

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